
Pharma
A new feature film from an Academy Award winning team.
Based on the incredible true story of Dr. Frances Kelsey.
Otto
AMBROS
WCPL 1442
Otto
AMBROS
WCPL 1442
Linked to Malformed Babies
'Heroine' of FDA Keeps
Bad Drug Off of Market

FRANKIE'S STORY, LLC

Pharma the Movie

pharmathemovie.com Atlanta, GA

Female Founder Entertainment Film Media

Highlights

1. Executive team with a combined 40+ years experience and Academy Award winning work.

2. Over $1.4M raised in previous rounds!

3. Investors have the potential to recoup 120% of their principal, + 50% pro-rata share of the backend.

 **4** A true story about courageous women that will inspire and entertain audiences worldwide.

 **5** Pre P&A: Active and engaged fanbase of over 10,000+.

 **6** Well-positioned for global theatrical release and a worldwide audience.

 **7** We have the support of thalidomide survivors worldwide who are eager to have their stories told.

Our Team



Ashley Bratcher Producer

Award-winning actress, producer, and writer with over 40 credits. Her work spans from box office hits to network television, with more than a decade of experience in the industry.



Lisa Bruce Producer

Member of the Academy of Motion Picture Arts & Sciences as well as the British Academy of Film & TV Arts. Two-time Oscar-nominated & BAFTA award-winning producer of The Theory of Everything starring Eddie Redmayne and Darkest Hour starring Gary Oldman.



Mark Fincannon Executive Producer/Casting Director

40 year veteran filmmaker & Emmy Award Winning Casting Director whose company has worked with legendary directors Steven Spielberg, David Lynch, & George Lucas to name a few. Casting 300+ features, 15 miniseries, & thousands of hours of television series.

More than a movie, Pharma is a movement.

Over 1,700 people with investments totaling over $1,300,000 have paved the way for the production of the feature film, *Pharma*. After generating immense interest at the close of our last crowdfund, a waitlist soon formed of people who wanted to continue to invest. With several hundred people ready to become part of our production family, we've decided to issue another offering to invest in our project!

The script is based on the incredible true story of Dr. Frances "Frankie" Kelsey and her fight to keep a dangerous drug from being approved for the US market. Risking her career and family along the way, Frankie wages war against big Pharma in 1960, resisting intense pressure and threats from inside the FDA to expose the biggest unmonitored drug trial in US history.



Logline

Amidst the politically charged atmosphere of 1960s Washington D.C., two female doctors unveil a web of corruption and deceit that puts profits over people's lives. Inspired by true events.

Genre
History | Drama | Biography

Rating
PG-13

Dr. Kelsey's heroic efforts are an example of what one person can do to prevent disaster and change the course of history.



"I know that we are all most indebted to Dr. Kelsey. The relationship and the hopes that all of us have for our children, I think, indicate to Dr. Kelsey, I am sure, how important her work is and those who labor with her to protect our families. So, Doctor, I know you know how much the country appreciates what you have done."

-John F. Kennedy

Frankie's story will inspire audiences for years to come and shine a light on the overlooked tragedy that has impacted tens of thousands of people around the world. Her battle was one of David and Goliath proportions: One woman taking on the billion-dollar pharmaceutical industry to expose corruption and prevent a national tragedy.



to date

SURVIVORS OF THALIDOMIDE

have not received full restitution.

Our goal is to highlight the courage of Dr. Kelsey and shine a light on one of history's hidden stories.

The ramifications of this historical event still linger today. Though Dr. Kelsey's efforts prevented a US disaster, many around the world suffered. To date, survivors of thalidomide have not received full restitution. Our goal is to highlight the courage of Dr. Kelsey and shine a light on one of history's hidden stories. We hope to encourage survivors, by showing them that their story has not gone unnoticed, and impact audiences to take action in the face of injustice.

Pharma is an important and critically relevant story for this moment in history. As we emerge from a global pandemic and new information comes to light each day, Frankie's story highlights the risk of placing trust in huge corporations and government entities without proper oversight.



FRANKIE
(chuckles)
No. I just crossed out the Mr. wrote in Ms. and accepted the offer.

Script

It all starts with a good story...

"It's rare to find a script that is both well crafted and has come at the right time. With more scripts coming in and more movies getting made every year, it becomes increasingly rarer to hit both of those marks. I can honestly say that *Pharma* not only hits both of those marks, but does so in a way that makes this story transcend the page."

-Eclectic Pictures Script Analyst

In addition to an award winning feature length script, the proof of concept and short film, *Pharma,* completed the 2023 festival circuit with multiple official selections, nominations, and category wins. The caliber of the project produced on a micro-budget, exhibits the skill and indie grit that the team brings to the table.



Wears No Makeup—Hates Housework
Dr. Kelsey Would Prefer to Retain Anonymity

STIFFER DRUG LAW URGED BY KENNEDY

Drug Market Guardian
Frances Oldham Kelsey
Special to The New York Times
WASHINGTON, Aug. 1—
Nearly two years ago a

PHARMA / PROOF OF CONCEPT & AWARD WINNING SHORT FILM
Amidst the politically charged atmosphere of 1960s Washington D.C,
two female doctors unveil a web of corruption and deceit that puts profits
over people's lives. Inspired by true events.



Earlier today, Dr. Kelsey told a Senate subcommittee that thalidomide was available for experimental use by certain American physicians for nearly a year after she had first suspected it might affect unborn

peeling. Tables are piled igh with new drug applications. The sun pours in rough blinds at the unaped windows.

Busy with Two Jobs

A no-nonsense kind of woman with graying hair. Dr.

low heels. Her short, straigh hair is cut in a somewha mannish style. She answered a Senate subcommittee's ques tions readily yesterday, bu there is a shy quality abou her, too.

She dislikes housework likes to play tennis and sh



Hear why this thalidomide survivor supports our …

I'M FROM SILVER SPRING, MARYLAND, AND I AM A THALIDOMIDE SURVIVOR.

Producer, Ashley Bratcher, is an award winning actress and the star of the box office hit *Unplanned*. *Unplanned* premiered at number 4 its opening weekend in the box office among major Studio competition including *Captain Marvel, Us,* and *Dumbo*. According to Box Office Mojo, the film took in an estimated $6,110,000 at the end of the weekend, with a cumulative per-screen average of $5,770 on just 1,059. To date, it has grossed over $21 million dollars off of a modest $6 million dollar budget.

Ashley's heart for telling true stories that encourage positive change has been the driving force for bringing *Pharma* to the screen. In 2020, Ashley founded her own production company, Simple Jane Films, to focus on creating content about ordinary women with extraordinary stories. She is backed by an executive team with a combined 40+ years experience in filmmaking. Their areas of expertise include development, screenwriting, production, casting, distribution, public relations, and marketing.

Production Team

ASHLEY BRATCHER
PRODUCER

CEO of Simple Jane Films, producer and award winning actress. Ashley is a Campbell University Bachelor of Arts cum laude graduate, and a Notre Dame Vita Institute Alumni. She has worked in the film industry for over a decade with 40+ film and television credits to her name, from box office theatrical hits to network television. In addition to her work on screen, Ashley is dedicated to using her platform to encourage positive change. Her philanthropic efforts include founding a scholarship fund to provide financial and material assistance to mothers seeking to continue their education.

LISA BRUCE
PRODUCER

Lisa is a member of the Academy of Motion Picture Arts & Sciences as well as the British Academy of Film & TV Arts. She is a two-time Oscar-nominated & BAFTA award-winning producer of *The Theory of Everything* starring Eddie Redmayne and *Darkest Hour* starring Gary Oldman. Bruce is a member of the Academy of Motion Picture Arts and Sciences as well as the British Academy of Film and TV Arts in 2018. She has produced numerous theatrically released films for studios and independents as well as television series for streamers.

MARK FINCANNON
EXECUTIVE PRODUCER

Mark is a 40 year veteran filmmaker and Emmy Award Winning Casting Director. He and his company, Fincannon and Associates, have worked with such legendary directors as Steven Spielberg, Taylor Hackford, William Friedkin, David Lynch, and George Lucas to name a few. They have been responsible for casting over 200 feature films, 100 television movies, 15 television mini - series, and thousands of hours of television series. Mark is a member of the Academy of Television of Arts & Sciences. A few of his other most notable films are *Ray, The Prince of Tides, Miracles from Heaven, The Patriot,* and *The Blindside.*

The team's resumes boast Academy Award winning titles including *The Theory of Everything, Darkest Hour, Ray, The Patriot, The Blind Side* and more... generating hundreds of millions of dollars in the box office.



Previous work

The team's resumes boast Academy Award winning titles including The Theory of Everything, Darkest Hour, Ray, The Patriot, The Blind Side and more...




…generating hundreds of millions of dollars in the box office.

Our goal for *Pharma* is to raise $5 million dollars for the development and attachment of key talent through our crowdfund raise. Part of this budget will be allocated to ongoing development, with the remaining balance allocated towards production, post production, and distribution. Hitting milestones throughout the offering allow us to maintain momentum and move the project forward. If you decide to invest, you'll be raising awareness that this story should be seen on screens around the world.



I immediately knew that

THIS WAS A STORY THAT NEEDED TO BE TOLD

so I got to work on the script.

The more I learned, the more I wanted to share it with the world.

-Dori Zavala (Screenwriter)

Though investing in movies is incredibly risky, and a return on investment can never be guaranteed, we feel that the profitability of biopics has remained consistent over the years. Films such as *Hidden Figures, Erin Brockovich,* and *The Imitation Game* have realized enormous profits at the box office. These kinds of movies often become classics, proving the test of time, and creating more downstream revenue for years to come.


Comparables
Pharma is a 3 quadrant film, appealing to men and women over 25 as well as females under 25.
< 25 Females
< 25 Males
> 25 Females
> 25 Males
HIDDEN FIGURES
Budget $25,000,000
US Gross..................$169,607,287
Worldwide Gross.....$235,956,898
Nominated for 3 Academy Awards. Another 37 wins & 85 nominations.
THE IMITATION GAME
Budget $14,000,000
US Gross..................$91,125,683
Worldwide Gross......$233,555,708
Nominated for 8, Won 1 Academy Award. Another 21 wins & 70 nominations.
JACKIE
Budget $9,000,000
US Gross.....................$13,960,394
Worldwide Gross........$24,270,399
Nominated for 3 Academy Awards Another 44 wins & 165 nominations.


Comparables
BIG EYES
Budget $10,000,000
US Gross.....................$14,482,031
Worldwide Gross........$29,253,166
Won 1 Golden Globe Award. Another 44 wins & 165 nominations.
SPOTLIGHT
Budget $20,000,000
US Gross.....................$45,055,776
Worldwide Gross........$98,690,254
Nominated for 6, Won 2 Academy Award. Another 21 wins & 92 nominations.
JUST MERCY
Budget $25,000,000
US Gross....................$36,001,502
Worldwide Gross.......$50,401,502
Nominated for 8, Won 1 Academy Award. Another 21 wins & 70 nominations.
THE POST
Budget $50,000,000
US Gross.................$81,903,458
Worldwide Gross....$179,769,457
Nominated for 2 Academy Awards. Another 19 wins & 111 nominations.

**Success in other projects does not guarantee success in Pharma. There can be no assurance that the projected results will be obtained, and actual results may vary significantly from the projections.*

Pharma is a story of investigative action, emotional drama, high stakes, and courage. **This is your chance to be a part of movie history and own a piece of our film.**



In addition to making a really amazing movie, we've always wanted to build a community where our fans and investors feel connected to our project beyond just a dollar amount. We want you to be able to share this journey with us and have an experience that makes you excited and proud to be a part of the *Pharma* investor family.

mood board


mood board
SUNDAY, JULY 15, 1962


mood board
Times Herald
SUNDAY, JULY 15, 1962


Pharma
YOUR PERKS JUST GOT EVEN BETTER.

$250: Access to INVESTOR ONLY live virtual **roundtable discussions** with the filmmakers to discuss **behind the scenes, chat with special guests,** and participate in Q&A.

$5,000: BE IN THE MOVIE! You'll receive a guaranteed spot to join us for a day of filming as an extra in the movie!* Plus all previous perks!

$7,500: Receive a **signed copy of the Pharma film poster.** Plus all previous perks!

$30,000: Invitation to the World Premiere! You'll join us on the red carpet as we celebrate the opening of the film. Mingle with celebrities and be the first to watch the story come to life on the big screen!** Plus all previous perks!

$75,000: Own a piece of movie memorabilia! This perk is for our movie buffs who love collector's items! In addition to receiving an autographed movie still from the feature, you'll be gifted a one of a kind prop following the release of the film. Plus all previous perks!

$300,000: Receive **2 VIP passes for the world premiere that includes a private meet and greet with the stars and a trip down the red carpet.*** Plus all previous perks!

*Travel & lodging not included. **Signed NDA required.*

Ready to invest?

Our offering involves preferred stock ownership, giving you a stake in the film alongside us. Investors are prioritized to recoup 120% of their principal investment before profit-sharing begins. Following this, investors receive a pro-rata share of 50% of the backend, along with exclusive perks outlined above.

How does the film make money?

There are a variety of ways for films to generate revenue:

- Box Office: The most traditional and significant revenue stream for films is box office earnings. When a film is shown in theaters, a portion of ticket sales goes to the film's distributor and production studio. The percentage varies depending on factors like the film's budget, distribution deals, and performance.

- Home Entertainment: Films generate revenue through home entertainment sales and rentals, including DVD and Blu-ray sales, digital downloads, and streaming rights. This revenue stream has become increasingly important with the rise of streaming platforms like Netflix, Hulu, Amazon Prime Video, Disney+, and more.

- Television and Cable Rights: Films can also earn revenue through licensing agreements with television networks and cable channels for broadcast rights. These agreements may include both domestic and international distribution.

- Product Placement and Brand Deals: Some films generate revenue through product placement and brand deals, where companies pay to have their products featured prominently within the film. This can include everything from cars and electronics to food and beverages.

- Ancillary Markets: Films can generate revenue from ancillary markets such as airline and hotel screenings, educational distribution, and licensing agreements for theme park attractions or museum exhibitions.

- International Sales: Films can earn revenue from international distribution deals, including theatrical releases, home entertainment, and television rights in foreign markets.

How are profits distributed?

1. Recoupment of Costs (Expenses): The first step in the waterfall is often the recoupment of production costs and other expenses associated with the film. This includes expenditures such as production costs, marketing expenses, distribution fees, and overhead costs. These costs must be recouped before any revenue is distributed to investors or profit participants.

2. Debt: The next step is to allocate revenue towards settling any outstanding debts or deferred payments that the production has incurred. This includes any loans or financial obligations the production may have, as well as any fees that have been deferred for producers or directors involved in the project. (Frankie's Story LLC is currently debt free!)

3. **Investors' Preferred Return of Capital:** Once costs are recouped, the next step is the return of capital to investors. Investors receive their initial investment amount plus 20% before any additional profits are distributed.

4. Distribution to Producers and Talent: After investors have received their preferred return, additional revenues may be allocated to producers, talent (such as actors, directors, and writers), and other key participants based on their contractual agreements. This could include profit participation or backend deals. **(A key point here is that the people making the project don't participate in profits until investors are paid back first.)**

5. Residuals and Guild Payments: If applicable, payments to guilds (such as the Writers Guild of America, Screen Actors Guild, and Directors Guild of America) and residuals to talent for their ongoing participation in the film's success may be distributed at this stage.

6. **Profit Sharing: Once all prior obligations are fulfilled, any remaining profits are distributed to investors based on a pro-rata share of 50% of the backend.**

7. Contingent Compensation: In some cases, there may be additional layers of contingent compensation or bonuses based on the film's performance, such as achieving certain box office milestones or profitability targets.

Have more questions? Let's schedule a call! Click <u>here</u> to reach out.